

Mail Stop 4631

November 9, 2009

via U.S. mail and facsimile

William G. Dorey, Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **RE:** **Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Definitive Proxy Statement**
> **File No. 001-12911**

Dear Mr. Dorey:

We have reviewed your response letter dated September 4, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Valuation of Real Estate Held for Development and Sale and other Long Lived Assets, page 21

1. We note your response to comment 1 in our letter dated August 13, 2009, implying that 15% of your annual revenues are derived from sales of aggregate products to third parties. While sales to third parties are not the major portion of your business or considered a significant part of your construction business, aggregate product sales are material and Industry Guide 7 disclosure is necessary. In addition, your partial disclosure of aggregate reserves sufficient for several years also requires further clarification. The materiality review does not address the potential vertical integration issue, which includes that portion of the raw materials provided to Granite West's construction projects by your captive facilities. In future filings please include the appropriate Industry Guide 7 disclosure for your mining properties. Please segregate these facilities by salable product or source material such as sand & gravel, hard rock, limestone, etc and with the large number of facilities, you may wish to aggregate them based on

business unit, geographic location, region or state. Please show us in your supplemental response what the revisions will look like.

2. We have read your response to comment 5 from our letter dated August 13, 2009 and proposed future disclosure. You discuss the need to provide additional funding to your real estate investments in the future if upon renewal of mortgage debt, your banks require you to do so. You further discuss the possibility of having to consolidate additional real estate investments if your partners are unable to make their required contribution. Please tell us and disclose in future filings, any current discussions with banks to renew or refinance any current mortgage debt. To the extent providing additional funding is probable, please quantify the impact that consolidating these investments would have on your operations and liquidity. You disclose in your Form 10-Q for the quarter ending September 30, 2009 that you have had to provide additional funding of $4.3 million to your real estate investments. Please tell us and disclose in future filings the impact this additional funding had on the accounting for these investments and the impact on your operations and liquidity.

    Additionally, your response to comment 5 and proposed disclosures acknowledges the current real estate market and how it continues to show weakness and illiquidity, however you state that you regularly review the recoverability of your real estate assets and no further impairment has been necessary since December 31, 2008. Tell us and revise future filings to discuss what consideration was given to performing an interim impairment analysis at June 30, 2009 under SFAS 144. In light of your recent impairment charges and the continued economic slowdown and tightening of capital markets relative to real estate investments, tell us how you determined that these assets are recoverable.

Revenue, page 22

3. We have read your response to comment 6 from our letter dated August 13, 2009. As noted in our previous comment, you state that decreases in private sector and materials revenues for your Granite West segment were driven by ongoing contraction of credit markets and residential construction in all geographic areas in which Granite West operates. To clarify, our comment was asking how the significant downturn in residential markets impacted both Granite West and Granite East, specifically quantifying the impact on sales, operations and liquidity for each of these segments. You clarified in your response that residential development is not an element of your public sector work as it only relates to private sector work. Since you have private sector work in both of your reporting segments, please address how any decreases in private sector work (e.g. residential construction) has impacted your segments operations.

Liquidity and Capital Resources, page 35

4. We have read your response to comment 8 from our letter dated August 13, 2009. We note your disclosure on page 29 that the $8.4 million provision for doubtful accounts is primarily related to Granite West private sector receivables from real estate developers. However, your disclosure does not address why these receivables were assessed as uncollectible and the facts and circumstances surrounding the increase in the provision. You state that you do not believe the increase in your provision is a current indicator of an adverse trend that will have an impact on your liquidity. However, without full disclosure of the underlying reason of why the receivable was assessed as uncollectible and the factors you considered in concluding that this was not an indicator of an adverse trend, an investor would not be able to reach that same conclusion.   Given the economic environment we continue to urge you to consider disclosure of the underlying reasons for material changes in your allowance for doubtful accounts and the impact to current and future liquidity.

Form 10-Q for the Fiscal Period Ended September 30, 2009

Note 3 – Changes in Accounting Estimates, page 9

5. We note you had gross profit adjustments from changes in project cost estimates of $74.5 million for the nine months ended September 30, 2009.   Please revise MD&A in future filings to discuss the impact these adjustment had on margins, net income and EPS and the impact you anticipate these adjustments to have on future periods. We remind you that paragraph 22 of SFAS 154 requires disclosure of the effect of significant revisions if the effect is material. The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period should be disclosed for a change in estimate that affects several future periods. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented. Please revise future filings as applicable. Refer to paragraph 84 of SOP 81-1 for guidance.

Note 8 – Construction and Line Item Joint Ventures, page 14

6. We note your response to prior comment 11 with regards to your partner's proportionate share of unconsolidated construction joint ventures. We note that your partner's proportionate share was $482.9 million at December, 31, 2008, $409.0 million at June 30, 2009 and has increased to $984.2 million at September 30, 2009. Please tell us why your partner's proportionate share increased so

significantly during the three months ending September 30, 2009 and tell us whether this amount represents your maximum exposure on the underlying arrangements and contracts. Please provide us with a draft of your proposed disclosure for future filings.

Definitive Proxy Statement

7. We note your response to comment 21 in our letter dated August 13, 2009. We also note disclosure on page 13 that the Compensation Committee considered market median compensation levels for all elements of compensation, i.e. base salary, short and long term incentives and total direct compensation in setting executive compensation levels. We also note that you have combined information on short and long term incentives with other elements of compensation. Please revise to disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, with legal related questions at (202) 551-3345.

Sincerely,

Terence O'Brien
Accounting Branch Chief